
June 2, 2022

David Looney
Chief Financial Officer
Murphy Oil Corporation
9805 Katy Fwy, Suite G-200
Houston, Texas 77024

> **Re: Murphy Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-08590**

Dear Mr. Looney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 25, 2022

General

1. We note that you provided more expansive disclosure in your Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report.

Risk Factors, page 15

2. It appears that you have identified demand for less carbon intensive energy sources and the technological advancement of non-fossil-fuel energy sources as transition risks related to climate change. Please expand your disclosure to address the effects of these transition risks on your business, financial condition, and results of operations in greater detail. Additionally, tell us about other transition risks related to climate change, such as market trends that may alter business opportunities and credit risks, and explain how you

considered providing related disclosure in your SEC filings.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

4. We note from the disclosure on page 48 of your Form 10-K that you allocate a portion of your capital expenditures towards compliance with existing and anticipated environmental laws and regulations. We also note the language in your Sustainability Report regarding investments you have made and technologies you have implemented to reduce greenhouse gas and other emissions. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Quantify these expenditures for each of your last three years and amounts budgeted for future periods in your response. In addition, quantify compliance costs incurred related to climate change for the same periods.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions;
   • increased competition to develop innovative new products that result in lower emissions; and
   • developments that create new opportunities such as low-carbon technologies that complement your existing assets.

6. We note the disclosure on page 19 regarding your vulnerability to severe weather. Please provide additional disclosure discussing the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

7. You disclose that weather-related risks are not fully insured. Tell us more about weather-related impacts on the availability of insurance and provide us with quantitative information regarding the cost of insurance for the last three years and the current year. In addition, quantify any weather-related damages to your property or operations during the last three years.

8. Tell us how you considered providing disclosure about your purchase or sale of carbon credits or offsets. Include quantitative information regarding any such transactions during the last three years and subsequent periods with your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Looney
Murphy Oil Corporation
June 2, 2022
Page 3

Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation